Exhibit 8.1

LIST OF SUBSIDIARIES

Name of Subsidiary	Jurisdiction
Sequans Communications Ltd.	United Kingdom
Sequans Communications Inc.	California (United States)
Sequans Communications Ltd. Pte.	Singapore
Sequans Communications (Israel) Ltd.	Israel